EXPENSE REIMBURSEMENT AGREEMENT

EXPENSE REIMBURSEMENT AGREEMENT (the "Agreement"), dated as of January 21, 2014 by and between Context Capital Advisers, LLC, a Delaware limited liability company (the "Adviser") and Context Capital Funds, a Delaware statutory trust (the "Trust").

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open end management investment company;

WHEREAS, the Trust and the Adviser have entered into an Investment Advisory Agreement dated as of January 21, 2014 (the "Advisory Agreement"), pursuant to which the Adviser provides investment management and advisory services to the separate investment portfolios of the Trust listed on Exhibit A hereto, and made a part hereof, as such Exhibit A may be amended from time to time (each, a "Fund" and collectively, the "Funds") for compensation based on the value of the net assets of each Fund (the "Advisory Fee");

WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of each Fund listed on Exhibit A and its shareholders to maintain the expenses of the Fund at a level below the level to which the Fund may otherwise be subject:

NOW THEREFORE, the parties hereto agree as follows:

1. EXPENSE LIMITATION.

1.1 Applicable Expense Limit. The Adviser agrees to waive the Advisory Fee and/or reimburse each Fund's other expenses (excluding taxes, interest, portfolio transaction expenses, dividend and interest expense on short sales, "acquired fund fees and expenses", transfer agent fees, shareholder administrative fees, proxy expenses and "extraordinary expenses") ("Other Expenses", and, together with the Advisory Fee, "Fund Operating Expenses") to the extent necessary in order to cap the Fund Operating Expenses for each Fund at the annual rates listed in Exhibit A. "Acquired Fund Fees and Expenses" consist of the operating expenses, trading expenses and performance-based incentive fees/allocations of the underlying investment funds in which the Fund plans to invest. "Extraordinary Expenses" are expenses incurred by the Fund outside of the ordinary course of its business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceedings, indemnification expenses and expenses in connection with holding and/or soliciting proxies for a meeting of shareholders. To the extent the Fund Operating Expenses exceed the Operating Expense Limit, as defined in Section 1.2 below, such excess amount (the "Excess Amount") shall be the liability of the Adviser to the extent set forth in this Agreement.

1.2 Operating Expense Limit. The Operating Expense Limit in any valuation period with respect to each Fund shall be an amount equal to that set forth on Exhibit A multiplied by the net assets of the Fund.

1.3 Duration of Operating Expense Limit. The Operating Expense Limit with respect to each Fund shall remain in effect during the term of this Agreement.

1.4 Method of Computation. For the valuation period, if the Fund Operating Expenses of a Fund for such period exceed the Operating Expense Limit of such Fund for such period, the Adviser shall absorb such Fund expenses and/or waive the Advisory Fee in an amount sufficient to pay such period's Excess Amount. Furthermore, to the extent that the Excess Amount exceeds such absorbed expenses, the Adviser shall reimburse the Fund for any operating expenses.

1.5 Recovery of Reimbursed Expenses. The Adviser may recover from the Fund fees waived and expenses reimbursed if such payment (i) is made within three years of the fee waiver or expense reimbursement, (ii) is approved by the Trust's Board of Trustees and (iii) does not cause Fund Operating Expenses, including the recovered expenses, to exceed the Operating Expense Limit of the Fund in place at the time the fees were waived or expenses reimbursed.

2. TERM AND TERMINATION OF AGREEMENT.

This Agreement shall terminate upon the termination of the Advisory Agreement. The obligation of the Adviser under Section 1 of this Agreement shall survive the termination of the Agreement solely as to expenses and obligations incurred prior to the date of such termination.

3. MISCELLANEOUS.

3.1 Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

3.2 Interpretation. Nothing herein contained shall be deemed to require the Trust to take any action contrary to the Trust's Agreement and Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust's Board of Trustees of its responsibility for and control of the conduct of the affairs of a Fund.

3.3 Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the Advisory Fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

3.4 Amendments. This Agreement may be amended only by a written agreement signed by each of the parties hereto.

3.5 Limitation of Liability. This Agreement is executed by the Trust on behalf of each Fund, and the Adviser is hereby expressly put on notice of the limitation of shareholder liability as set forth in the Agreement and Declaration of Trust of the Trust and agrees that the obligations assumed by the Trust pursuant to this Agreement shall be limited in all cases to each Fund and its assets, and the Adviser shall not seek satisfaction of any such obligations from the Trustees or officers of the Trust or the shareholders of a Fund.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

CONTEXT CAPITAL FUNDS

By: /s/ Stephen J. Kneeley
Name: Stephen J. Kneeley
Title: President

CONTEXT CAPITAL ADVISERS, LLC

By: /s/ Jason Myers
Name: Jason Myers
Title: Member and Portfolio Manager

EXPENSE REIMBURSEMENT AGREEMENT
Exhibit A
(as of January 21 2014)
Context Capital Funds

Funds	Operating Expense Limit
Context Alternative Strategies Fund	1.95%